Mail Stop 4561

February 7, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund V, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:** **Boston Capital Tax Credit Fund V, L.P.**
> **Form 10-K for the year ended 3/31/2007**
> **Filed on 7/16/2007**
> **File No. 333-109898**

Dear Mr. Marc N. Teal:

We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007

Certifications

1.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Your discrepancy involves replacing the
        word "report" with "annual report" in paragraph two.   Please confirm that in
        future filings, you will file certifications in the exact form as outlined in Item
        601(B)(31)(i) of Regulation S-K.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comment and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosures in
    the filings;

•   staff comments or changes to disclosures in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review

of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant